Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: BROKAT Infosystems AG
                                           Subject Company: Blaze Software, Inc.
                                                SEC File No. of Blaze: 000-29817

Brokat Breaks Out

Last November, as part of Forbes Global's annual feature "The World's 300 Best Small Companies," we picked 20 up-and-coming companies that promised especially strong growth for shareholders and employees.

One of those companies was Brokat Infosystems, which is based in Stuttgart, Germany. Brokat is a supplier of online financial transaction software that's listed on Germany's Neuer Markt. With such customers as abn Amro and Deutsche Bank, Brokat has seen its revenues grow by triple digits each year since it began in 1994. When we mentioned Brokat, its CEO, Stefan Rover, 35, and his four cofounders were setting their sights on the U.S. market--where many banks still develop this kind of software in-house.

Brokat is now spreading its wings across the Atlantic in a big way. On June 20 the company announced its acquisition, for $832 million, of two U.S. software businesses: Blaze Software, in San Jose, California, which develops software that works on the basis of user-defined rules; and GemStone Systems, in Beaverton, Oregon, which is a specialist in Java-based software applications. Brokat says that both acquisitions will enhance Twister, its core software product. To acquire the publicly traded Blaze, Brokat plans to list on Nasdaq before the end of the summer of this year.

Assuming that the deals close, Brokat will have 1,100 employees globally--more than double the number in November. The share of annual revenues generated outside of Brokat's home market is likely to be more than 70% this year, compared with 30% in 1999. Analysts are expecting 2000 revenues to be double the $51 million Brokat scored in 1999. "We're well in line to do that," says Rover.

On Nov.1 Brokat's stock closed at $38.58. Then it skyrocketed, reaching a price of over $195 in March. By July 17 it was back at $105.07--still a 172% increase on the price since our article ran.

Brokat has begun to focus on payment transaction software in mobile commerce, as well as in e-commerce. On June 27 Brokat announced it had struck an agreement with MasterCard and Siemens to jointly produce a complete m-commerce system that will allow mobile-telephone users to see and buy products and services and pay bills using their handsets. "There will be more announcements in the mobile space," promises Rover.

-Christopher Watts

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Filings with the US SEC

BROKAT plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about BROKAT, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:

Brokat Infosystems AG
Silke Simon
Head of Investor Relations
Industriestr.3
70565 Stuttgart, Germany
Phone: +49-711-78844 298
Email: Silke.Simon@Brokat.com

Blaze Software, Inc.
Gary Shroyer
Investor Relations Department
150 Almaden Blvd.
San Jose, CA 95113
(408) 535-1757

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A made by Blaze on June 21, 2000.

Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and BROKAT's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.